Exhibit 12

BERKSHIRE HATHAWAY INC.
Calculation of Ratio of Consolidated Earnings to Consolidated Fixed Charges
(Dollars in millions)

			Year Ended December 31,
	Six Months Ended June 30, 2011		2010		2009		2008		2007		2006
Net earnings attributable to Berkshire Hathaway	$4,928		$12,967		$8,055		$4,994		$13,213		$11,015
Income tax expense	2,354		5,607		3,538		1,978		6,594		5,505
Earnings attributable to noncontrolling interests	217		527		386		602		354		258
Earnings from equity method investments	—		(50)		(427)		—		—		—
Dividends from equity method investees	—		20		132		—		—		—
Fixed charges	1,584		3,084		2,279		2,276		2,202		1,979

Earnings available for fixed charges	$9,083		$22,155		$13,963		$9,850		$22,363		$18,757

Fixed charges
Interest on indebtedness (including amortization of debt discount and expense)	$1,320		$2,558		$1,992		$1,963		$1,910		$1,724
Rentals representing interest and other	264		526		287		313		292		255

	$1,584		$3,084		$2,279		$2,276		$2,202		$1,979

Ratio of earnings to fixed charges	5.73	x	7.18	x	6.13	x	4.33	x	10.16	x	9.48	x